UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 for the fiscal year ended December 31, 2005 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 for the transition period from _____________ to _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.
Retirement Savings and Employee Stock
Ownership Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Index

Page(s)

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005	4

Notes to Financial Statements	5-9

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005	10

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of
Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan
Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/   Virchow, Krause & Company, LLP
Virchow, Krause & Company, LLP
Minneapolis, Minnesota
June 12, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
(formerly known as the Donaldson Company, Inc. Retirement Savings Plan)

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (formerly known as the Donaldson Company, Inc. Retirement Savings Plan) (the “Plan”) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/   Pricewaterhouse Coopers, LLP
Pricewaterhouse Coopers, LLP
Minneapolis, Minnesota
June 29, 2005

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value
Interest-bearing cash	$72,976	$—
Mutual funds	169,393,438	158,390,204
Donaldson Company, Inc. common stock fund	266,685,154	289,708,528
Participant loans	4,061,632	3,716,347

Total investments, at fair value	440,213,200	451,815,079

Receivables
Employer Contributions Receivable	981,747	—
Participant Contributions Receivable	62,388	—

Total assets	441,257,335	451,815,079

Net assets available for benefits	$441,257,335	$451,815,079

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Investment income
Interest and dividend income	$7,916,326
Net depreciation of the fair value of investments	(1,056,868)

6,859,458

Contributions
Employer	6,994,669
Participants	12,701,176

19,695,845

Deductions
Benefits paid to participants	(37,087,509)
Administrative expenses	(25,538)

(37,113,047)

Net decrease in net assets available for benefits	(10,557,744)

Net assets available for benefits
Beginning of year	451,815,079

End of year	$441,257,335

The accompanying notes are an integral part of these financial statements.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	Description of the Plan
The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the “Plan”) is a contributory defined contribution plan sponsored by Donaldson Company, Inc. (the “Company”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the “Trustee”) and recordkeeper.

Effective June 30, 2004, the Donaldson Company, Inc. Employee Stock Ownership Plan was merged into the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (formerly known as the Donaldson Company, Inc. Retirement Savings Plan). Assets of the Donaldson Company, Inc. Employee Stock Ownership Plan totaling $225,904,864 were transferred into the Plan.

Effective April 1, 2004, the ultrafilter, Inc. 401(k) Plan and the MSCA, LLC 401(k) Plan were merged into the Donaldson Company, Inc. Retirement Savings Plan. The ultrafilter, Inc. 401(k) Plan covered employees of ultrafilter, Inc., which was acquired by Donaldson Company, Inc. on April 7, 2003. The MSCA, LLC 401(k) Plan covered employees of MSCA, LLC, which became 100% owned by Donaldson Company, Inc. on November 2, 2002. The assets transferred into the Donaldson Company, Inc. Retirement Savings Plan were $421,120 for the ultrafilter, Inc. 401(k) Plan and $203,357 for the MSCA, LLC 401(k) Plan.

Eligibility
All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions.

Contributions
Each year, eligible participants may contribute to the Plan up to 25% of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with the approval of the Administrative Committee. Participants over age 50 may contribute an additional catch up contribution.

Under the terms of the Plan, the Company makes fixed matching contributions and could make discretionary contributions to the Plan. Company contributions are made in cash or through submission of shares of common stock of the Company. Any cash contributions are invested directly in common stock of the Company.

The Company made matching fixed contributions to the Plan based on participant contributions into the Plan. Fixed matching contributions were calculated at 100% of up to 3% of compensation deferred by the participant and deposited into the Plan and 50% of the next 2% of compensation deferred by participants and deposited into the Plan.

The Company may make discretionary contributions to the Plan from time to time. Discretionary contributions are allocated among the participants pro rata based upon the total annual compensation of participants who have 1,000 hours of service in the Plan year and are in employment of the Company on the last day of the Plan year. Subsequent to each Plan year end, the Company made a discretionary contribution of $740,637 and $1,095,996 for the Plan years ended December 31, 2005 and 2004, respectively.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2005 and 2004

Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate their contributions, the contributions are placed in the Fidelity Managed Income Portfolio II Fund. Company contributions are allocated in Donaldson Company, Inc. stock.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Each participant’s account is credited with his or her contributions, including rollover distributions, and his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day. Participants can transfer Company contributions out of Donaldson Company Stock to other investment funds after they have five years of service with the Company. Effective March 31, 2006 the Plan was amended to allow participants to transfer Company contributions out of Donaldson stock at any time.

Vesting
Participants are 100% vested in their accounts at all times.

Payment of Benefits
Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the vested portion of the participant’s account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Plan.

Participant Loans
Under the Plan document, participants may borrow up to 50% of their account balance or $50,000, whichever is less. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is one percent over the prime lending rate on the last business day of the month preceding the month in which the loan is granted. Interest rates on outstanding loans at December 31, 2005, ranged from 5% to 10.5%. Loans mature at various dates through June 2015 and are generally paid through monthly payroll deductions.

Plan Termination
The Company has the right under the Plan agreement to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies
The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments
Investments in mutual funds are stated at fair value based on quoted market prices. Investments in the Donaldson Company, Inc. Common Stock Fund are valued based on the fair value of the underlying investments, primarily Donaldson Company, Inc. common stock, which is valued at quoted market prices. Participant loans are valued at estimated fair value, which consists of outstanding principal and any related accrued interest.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2005 and 2004

Investment Earnings
Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation (depreciation) consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
Participant contributions and Company matching contributions are recorded in the period the employer makes the payroll deductions. Employer discretionary contributions, if any, are recorded in the period which they were declared.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Plan Expenses
Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses are paid by the Company, including legal, accounting and other services.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

Concentration of Market Risk
At December 31, 2005 and 2004, approximately 60% and 64% of the Plan’s net assets were invested in the Donaldson Company, Inc. common stock fund, respectively. The underlying value of this fund is dependent on the performance of Donaldson Company, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Donaldson Company, Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2005 and 2004

3.	Investments
The current values of individual investments that represent 5% or more of the Plan’s net assets were as follows as of December 31, 2005 and 2004, respectively:

	2005	2004
Donaldson Company, Inc. Common Stock Fund	$266,685,154	$289,708,528
Fidelity Managed Income Portfolio II Fund	38,752,376	40,488,086
Fidelity Equity Income Fund	37,297,675	37,126,275
Fidelity Contrafund	24,057,823		*

* The balance of this fund was less than 5% of the net assets available for benefits.

During the year ended December 31, 2005, investments had net depreciation in value as follows:

Net appreciation of Mutual funds	$5,244,953
Net depreciation of Donaldson Company, Inc. common stock	(6,301,821)

$(1,056,868)

At December 31, 2005, the Donaldson Company, Inc. Common Stock Fund consisted of 8,367,849 shares of the Company’s common stock valued at $266,097,598 and $587,556 which consists mainly of cash in the Fidelity Institutional Cash Portfolio. At December 31, 2004, the Donaldson Company, Inc. Common Stock Fund consisted of 8,876,099 shares of the Company’s common stock valued at $289,183,312 and $525,216 of cash in the Fidelity Institutional Cash Portfolio.

4.	Nonparticipant-Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2005	2004
Donaldson Company, Inc. Common Stock Fund Nonparticipant-Directed	$214,432,304	$234,547,721
Donaldson Company, Inc. Common Stock Fund Participant-Directed	52,252,850	55,160,807

Total Donaldson Company, Inc. Common Stock Fund	$266,685,154	289,708,528

	Year ended December 31, 2005
Changes in Nonparticipant-Directed Net Assets of Donaldson Company, Inc. Common Stock Fund:
Contributions	$6,012,922
Interest and dividend income	1,000,137
Net depreciation	(5,767,785)
Benefits paid to participants	(16,846,142)
Transfers to participant-directed investments	(4,514,549)

	(20,115,417)

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2005 and 2004

5.	Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service, dated September 20, 2002, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions
Participants have the option to direct their contributions to be invested in mutual funds which are sponsored by the Trustee and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company. For the year ended December 31, 2005, purchases and sales of securities of the Company were $47,022,299 and $64,965,397 respectively.

SUPPLEMENTAL SCHEDULE

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005
EIN 41-0222640
Plan Number 007

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including the Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 8,367,849 shares participation	$58,673,862	**	$266,685,154
*	Fidelity Managed Income Portfolio II Fund	Mutual Fund, 38,752,376 units of participation	**		38,752,376
*	Fidelity Equity Income Fund	Mutual Fund, 706,663 units of participation	**		37,297,675
*	Fidelity Contrafund	Mutual Fund, 371,492 units of participation	**		24,057,823
*	Fidelity Magellan Fund	Mutual Fund, 166,955 units of participation	**		17,770,703
*	Fidelity Diversified International Fund	Mutual Fund, 381,113 units of participation	**		12,401,421
*	Fidelity Balanced Fund	Mutual Fund, 549,725 units of participation	**		10,312,840
	Schroeder U.S. Opportunities Fund	Mutual Fund, 554,431 units of participation	**		10,972,180
	Spartan US Equity Index Fund	Mutual Fund, 137,652 units of participation	**		6,078,714
	Sterling Small Cap Value I Fund	Mutual Fund, 189,552 units of participation	**		3,042,312
	PIMCO Total Return Fund	Mutual Fund, 386,507 units of participation	**		4,058,322
	Brokeragelink Fund	Mutual Fund, 1,302,497 units of participation	**		1,302,497
	Turner Concentrated Growth Institutional Fund	Mutual Fund, 69,728 units of participation	**		527,145
*	Fidelity Ret Govt MM Fund	Mutual Fund, 22 units of participation	**		22
*	Fidelity Freedom Income Fund	Mutual Fund, 883 units of participation	**		10,040
*	Fidelity Freedom 2010 Fund	Mutual Fund, 30,500 units of participation	**		428,526
*	Fidelity Freedom 2020 Fund	Mutual Fund, 42,850 units of participation	**		630,328
*	Fidelity Freedom 2030 Fund	Mutual Fund, 20,500 units of participation	**		307,915
*	Fidelity Freedom 2040	Mutual Fund, 16,048 units of participation	**		141,707
*	Fidelity Freedom 2005 Fund	Mutual Fund, 31,642 units of participation	**		351,856
*	Fidelity Freedom 2015 Fund	Mutual Fund, 51,445 units of participation	**		594,195
*	Fidelity Freedom 2025 Fund	Mutual Fund, 21,565 units of participation	**		257,914
*	Fidelity Freedom 2035 Fund	Mutual Fund, 13,892 units of participation	**		169,903
*	Participant Loans	Participant loans receivable, interest rates from 5% to 10.5%, payable through June 2015	—		4,061,632

					$440,213,200

*	Denotes party-in-interest.
**

Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant directed accounts. The Donaldson Company, Inc. Common Stock Fund includes Nonparticipant-directed investment cost of $38,609,330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 29, 2006	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Thomas R. VerHage
Thomas R. VerHage Vice President, Chief Financial Officer

EXHIBIT INDEX

ANNUAL REPORT ON FORM 11-K

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm